Bronco Energy Fund, Inc.

2920 N. Swan, Ste. 207

Tucson, Arizona 85712

August 31, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Sirs:

Bronco Energy Fund, Inc., a Nevada corporation (the “Registrant”) hereby withdraws its Preliminary Information Statement on Form PRE-14C, together with all exhibits thereto, which was filed with the Securities and Exchange Commission on August 19, 2005.

The Registrant, upon the advice of legal counsel, has determined that it is in its best interests to formally withdraw the Preliminary Information Statement at this time. Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (520) 319-6102.

Very truly yours,

/s/ Daniel L. Hodges

Daniel L. Hodges,

Chairman,

Bronco Energy Fund, Inc.